February 22, 2006

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Equitable Resources, Inc.

Registration Statement on Form S-4 Filed October 28, 2005

File No. 333-129286

Form 10-K for Fiscal Year Ended December 31, 2004

File No. 1-3551

Dear Mr. Owings:

Set forth below is Equitable Resources, Inc.’s (the “company”) response to the Commission Staff’s comments on the above referenced Form 10-K as set forth in the letter dated November 29, 2005 to Johanna G. O’Loughlin, Esquire, Senior Vice President, General Counsel and Corporate Secretary of the company.

Item 9A. Controls and Procedures, page 101

1.                                       SEC COMMENT:  Please confirm to us that David L. Porges, your principal financial officer, evaluated your disclosure controls and procedures as of the period covered by this report. We note that your principal financial officer filed the certification required by Item 601(b)(31) of Regulation S-K.

COMPANY RESPONSE:  The company confirms that David L. Porges, the company’s principal financial officer in 2004 and at the date of filing the company’s Form 10-K for the fiscal year ended December 31, 2004 (“2004 Form 10-K”), evaluated the company’s disclosure controls and procedures as of the period covered by the company’s 2004 Form 10-K.

2.                                       SEC COMMENT:  In your certifications for the Form 10-K, you identified one signatory to the certification required by Item 601(b)(32) of Regulation S-K as your principal financial officer and another signatory as your chief financial officer, while only your principal financial officer signed the certification required by Item 601(b)(31) of Regulation S-K. In future filings, the person or persons who sign the Item 601(b)(31) certifications should be the same person or persons who sign the Item 601(b)(32) certifications. Please note that the person who signs the Item 601(b)(32) certification should be the principal financial officer. See Item 601(b)(32)(i) of Regulation S-K and Rule 13a-14(b) under the Securities Exchange Act of 1934.

COMPANY RESPONSE:  In future company filings, the person or persons who sign the certifications required by Item 601(b)(31) of Regulation S-K and the person or persons who sign the certifications required by Item 601(b)(32) of Regulation S-K will be the same. The company notes your comment that the person who signs the Item 601(b)(32) certification should be the company’s principal financial officer. As described in the Form 8-K filed with the SEC on February 6, 2006 (a copy of which is attached), the company currently has two officers operating as the company’s principal financial officer. The Vice President and Chief Financial Officer shares with the Executive Vice President, Finance and Administration, the financial reporting functions of the principal financial officer. For so long as this arrangement is maintained both officers will sign the certifications required by Item 601(b)(32) and Item 601(b)(31) in future filings.

3.                                       SEC COMMENT:  As discussed above, your principal financial officer and your chief financial officer signed the certification required by Item 601(b)(32) of Regulation S-K. In future filings, to the extent you have two different persons serving as the principal financial officer and the chief financial officer, please clarify in the body of the Form 10-K the roles of each, and explain why the person who holds the title of chief financial officer is not performing the duties of the principal financial officer. We refer you to FAQ 14 of the Division of Corporate Finance:  Sarbanes-Oxley Act of 2002 - Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) by analogy.

COMPANY RESPONSE:   As noted in response to question 2 above and described in the attached Form 8-K, the company’s Chief Financial Officer is now a co-principal financial officer with the company’s Executive Vice President, Finance and Administration.  In future filings while the company has co-principal financial officers, the company will include disclosure in the body of its Form 10-K regarding the roles and responsibilities of each.  The proposed disclosure is as follows:

The company has co-principal financial officers, Philip P. Conti, the Vice President and Chief Financial Officer, and David L. Porges, the Executive Vice President, Finance and Administration. Effective January 31, 2006, Mr. Conti assumed responsibility for the accounting and financial reporting functions, and continued his responsibility for the treasury, business development, planning and risk management functions.  Mr. Conti reports to Mr. Porges, who has oversight responsibility for finance, human resources, legal, information technology, and environmental and safety compliance.  Mr. Conti and Mr. Porges collaborate with respect to the company’s financial reporting.  Both co-principal financial officers assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005 as described above and have made the certifications required by Rule 13a-14(a)/15d-14(a) and Section 1350 which are attached to this Form 10-K as Exhibits 31 and 32, respectively.

The company plans to file its Form 10-K for the fiscal year ended December 31, 2005 containing this supplemental disclosure on Monday, February 27, 2006.

If you have any questions regarding the company’s responses or need additional information, please do not hesitate to call me (412-553-7760).

Very truly yours,

/s/ Johanna G. O’Loughlin
Johanna G. O’Loughlin, Esquire

cc:	Kurt Murao, Esq.
Ellie Quarles, Esq.
Kimberly L. Sachse, Esq.
James J. Barnes, Esq.
Robert C. Gallo, Esq.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported)  January 31, 2006

EQUITABLE RESOURCES, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	1-3551	25-0464690
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 North Shore Drive, Pittsburgh, Pennsylvania		15212
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code  (412) 553-5700

NONE

 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting materials pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.  Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Equitable Resources, Inc. (“Equitable” or the “Company”) announced that, effective January 31, 2006, the accounting and financial reporting functions will now report to Philip P. Conti, Vice President and Chief Financial Officer. Mr. Conti retains his responsibility for the treasury, business development, planning and risk management functions and will continue to report to David L. Porges, Executive Vice President, Finance and Administration.  Mr. Porges has oversight responsibility for finance, human resources, legal, information technology, and environmental and safety compliance.

Effective with his new responsibilities, Mr. Conti has been identified by the Company as a co-principal financial officer with Mr. Porges (who had been the Company’s sole principal financial officer throughout 2005) for SEC reporting purposes. Mr. Conti is responsible for the operation and management of the functions identified above, but Mr. Conti and Mr. Porges will collaborate with respect to the Company’s financial reporting, including its 2005 annual report on Form 10-K.

Mr. Conti, 46, who was named Vice President and Chief Financial Officer effective January 1, 2006, had previously served as the Company’s Vice President, Chief Financial Officer and Treasurer from January 2005. Prior to that, he was the Company’s Vice President, Finance and Treasurer from August 2000 until January 2005. Mr. Conti has been an executive officer of the Company since August 2000. All Company officers are elected annually by the Board of Directors to serve the ensuing year or until their successors are chosen and qualified.

Equitable confirms, as required by regulations under the Securities Exchange Act of 1934, that (1) there was no arrangement or understanding between Mr. Conti and any other person pursuant to which he was appointed as the principal financial officer, (2) Mr. Conti has no family relationship with any other executive officer or director of the Company, and (3) there is no transaction between Mr. Conti and the Company that would require disclosure under Item 404(a) of Regulation S-K. Mr. Conti does not have an Employment Agreement with the Company, but his Change in Control Agreement (dated September 1, 2002) and Non-Compete Agreement (dated October 30, 2000) are attached to the Company’s 2004 Annual Report on Form 10-K as exhibits 10.27(a) and 10.27(b) thereto, respectively.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EQUITABLE RESOURCES, INC.
(Registrant)

	By	/s/Philip P. Conti
Philip P. Conti
Vice President and Chief Financial Officer

Date: February 6, 2006